The Wall Street Group, Inc.                 Company Contact:  Earl Kramer
32 East 57th Street                                           President
New York, New York  10022                                     (212) 760-0300
(212) 888-4848

FOR IMMEDIATE RELEASE

NEW YORK, NEW YORK, SEPTEMBER 13, 1999

             CONCORD FABRICS INC. GOING PRIVATE TENDER OFFER EXPIRES

            Concord Fabrics Inc. (AMEX: CIS) and Concord Merger Corp. ("Merger Corp."), a newly formed entity controlled by Alvin Weinstein, his family and certain management of Concord Fabrics, today announced that Merger Corp. is purchasing all shares of Class A common stock and Class B common stock of Concord Fabrics which were validly tendered in response to its $7.875 per share tender offer. The tender offer expired as scheduled on Friday, September 10, 1999, at midnight and was not extended.

            Approximately 871,000 shares of Class A common stock and 296,000 shares of Class B common stock were tendered in the offer. These shares, together with the approximately 1.2 million shares of Class A common stock and
1.1 million shares of Class B common stock already owned by Merger Corp., represent approximately 94% of Concord Fabric's outstanding shares of Class A common stock and 97% of Concord Fabric's outstanding shares of Class B common stock. The acceptance of the shares and the processing of the payment begins immediately with the payment to ChaseMellon Shareholder Services, LLC, the institution acting as depositary for the transaction, of $7.875 per share tendered. Promptly upon making such payment, Merger Corp. will proceed with a short-term merger of itself into Concord Fabrics and each remaining Concord Fabric shareholder will receive $7.875 per share for each Concord Fabric share held.

            Concord Fabrics Inc., based in New York, New York, develops, designs and produces, in its own facility and through unaffiliated contractors, woven and knitted fabrics of natural and synthetic fibers in a wide variety of colors and patters, for sale to manufacturers and to retailers for resale to the home sewing market.